Exhibit 12
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Years Ended December 31,	2004	2003	2002	2001	2000
(in millions, except ratios)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

Income before income taxes, minority interest and cumulative effect of accounting changes	$14,845	$11,907	$7,808	$5,917	$8,939
Less – Equity income of less than 50% owned persons	164	146	168	14	8
Add – Dividends from less than 50% owned persons	22	13	13	2	2

	14,703	11,774	7,653	5,905	8,933
Add – Fixed charges	6,049	5,762	4,893	5,695	5,290
Less – Capitalized interest	59	52	61	71	69

Income before income taxes, minority interest, cumulative effect of accounting changes and fixed charges	$20,693	$17,484	$12,485	$11,529	$14,154

Fixed charges:
Interest costs	$5,860	$5,588	$4,725	$5,538	$5,153
Rental expense*	189	174	168	157	137

Total fixed charges	$6,049	$5,762	$4,893	$5,695	$5,290

Ratio of earnings to fixed charges	3.42	3.03	2.55	2.02	2.68

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$(3,674)	$(3,578)	$(2,702)	$(3,196)	$(2,780)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$2,375	$2,184	$2,191	$2,499	$2,510

Secondary ratio of earnings to fixed charges	7.17	6.37	4.47	3.33	4.53

* The proportion deemed representative of the interest factor.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally Sun America Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

236 : FORM 10-K/A